

July 8, 2014

Via E-mail
Jay A. Brown
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 600
Houston, Texas 77057

> **Re:** **Crown Castle International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 1-16441**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Debt Covenants, page 33

1.   We note disclosure under this heading and in Note 7 of the financial statements indicating that you had no financial covenant violations currently, nor as of and for the year ended December 31, 2013. However, the table on page 34 appears to indicate that as of December 31, 2013 you failed the debt to adjusted consolidated cash flow ratio covenant related to your 2012 Secured Notes. Please clarify.

17. Operating Segments and Concentration of Credit Risk

Geographic Information, page 78

2.   Refer to your long-lived assets disclosure. In future filings, please exclude the intangible assets, including goodwill amount, from the disclosure pursuant to ASC 280-10-55-23.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director